November 18, 2009

Edmund W. Bailey

Senior Associate Chief Accountant

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Bailey:

Global Defense Technology & Systems, Inc. hereby acknowledges its responsibilities that its audited financial statements included in its filings with the Securities and Exchange Commission (the “Commission”) must be audited by an accountant that is independent within the meaning of Rule 2-01 of Regulation S-X and related professional standards. Global Defense Technology & Systems, Inc. further acknowledges that any action taken by the Commission or the Staff acting pursuant to delegated authority in regards to Global Defense Technology & Systems, Inc.’s filings that include or incorporates financial statements of Global Defense Technology & Systems, Inc. audited by PricewaterhouseCoopers LLP (“PWC”) does not relieve Global Defense Technology & Systems, Inc. from its full responsibilities to comply with the U.S. federal securities laws pertaining to auditor independence or with the Commission’s auditor independence rules.

Global Defense Technology & Systems, Inc. represents that will not assert any views or statements expressed by the Commission staff regarding auditor independence issues as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

By:	/s/ Michael Weixel
Name: Its:	Michael Weixel Senior Vice President Contracts and Administration